Exhibit 12.1

Aspen Insurance Holdings Limited

Computation of Ratio of Earnings to Fixed Charges
and Preference Share Dividends

	As at June 30,	As at December 31,
	2005 (3)	2004	2003	2002 (4)
	($ in millions, except ratios)
Net operating income before tax	$199.5	$263.2	$206.6	$35.1
Add back
Interest expense	7.9	6.9	0.4	0.0
Net realized investment losses	0.0	3.5	2.4	0.1
Net foreign exchange gains	4.8	(5.1)	(1.5)	(12.7)
Pretax operating income before interest expenses	212.2	268.5	207.9	22.5

Fixed charges	7.9	6.9	0.4	0.0

Ratio of earnings to fixed charges (1) (2)	26.86x	38.91x	519.75x	—	(5)

(1)	For purposes of computing these ratios, earnings consist of net income before tax, excluding interest expense, net realized investment gains (losses) and net foreign exchange gains (losses). Fixed charges consist of interest expense, amortization of capitalized debt expenses, and an imputed interest component for rental expense.

(2)	We have no dividend bearing preference shares during the periods covered by the ratio of earnings to fixed charges and preference share dividends table listed above.

(3)	Does not give effect to any adjustments for events or results of operations after June 30, 2005 in connection with Hurricanes Katrina and Rita and the New Orleans Flood as set forth in our Current Report on Form 8-K dated October 4, 2005.

(4)	We were incorporated on May 23, 2002.

(5)	Not meaningful because Aspen Holdings had no debt financings outstanding as of such date.